

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 20, 2020

Michael Petras, Jr.
Chairman and Chief Executive Officer
Sotera Health Topco, Inc.
9100 South Hills Blvd, Suite 300
Broadview Heights, OH 44147

> **Re:** **Sotera Health Topco, Inc.**
> **Registration Statement on Form S-1, as amended**
> **Exhibit No. 10.30**
> **Filed November 18, 2020**
> **File No. 333-249648**

Dear Mr. Petras:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance